FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 13th July, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer

NATIONAL BANK OF GREECE

Press Release

Athens, July 12th 2006

Announcement Date for 2Q 2006 Results

National Bank of Greece will announce 2nd quarter 2006 results, under IFRS, for the Bank and the Group on Thursday 31 August 2006, at 10:00 a.m., Greek time (+2:00 GMT). A conference call for the presentation and discussion of results is scheduled to follow in the afternoon of that day, at 17:00 Greek time.